UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No )*

ANALYTICAL SURVEYS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032683401

(CUSIP Number)

March 20, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 032683401

1	NAME OF REPORTING PERSON

ADH VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
	5	SOLE VOTING POWER

		4,455,748
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		4,455,748
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,455,748
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%
12	TYPE OF REPORTING PERSON

OO

CUSIP No. 032683401

Item 1.

(a)	Name of Issuer:

Analytical Surveys, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

665 Martinsville Road
Basking Ridge, NJ 07920

Item 2.

(a)	Name of Person Filing:

ADH Ventures, LLC (“ADH”)

(b)	Address of Principal Business Office or, if none, Residence:

24 Addison Drive
Fairfield, NJ 07004

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

032683401

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or Dealer registered under Section 15 of the Act

(b) ☐ Bank as defined in section 3(a)(6) of the Act

(c) ☐ Insurance Company as defined in section 3(a)(19) of the Act

(d) ☐ Investment Company registered under section 8 of the Investment Company Act

(e) ☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

CUSIP No. 032683401

(f) ☐ Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) - (c)

As of the date hereof, ADH beneficially owns 4,455,748 shares of Common Stock of the Issuer, representing 9.9% of the outstanding Common Stock (based upon 3,789,256 shares of Common Stock outstanding as reported in the Issuer’s Form 10-QSB for the quarter ended December 31, 2007 plus 36,762,551 shares of Common Stock issued pursuant to the merger of the Issuer’s wholly owned subsidiary into Axion International, Inc.). Such shares of Common Stock beneficially owned by ADH are issuable upon conversion of the Issuer’s 13% Senior Convertible Debentures due 2008 (the “Debentures”), at a conversion price of $.10 per share. ADH is the holder of $1,000,000 of the Debentures, and hence, the Debentures may be convertible into 10,000,000 shares of Common Stock. ADH also has the right to purchase the remaining $643,050 of the Debentures from the holders thereof. However, the Debentures prohibit conversion thereof to the extent following the exercise the holder or its affiliates would beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the Issuer. Accordingly ADH disclaims beneficial ownership of any shares of Common Stock underlying the Debentures to the extent beneficial ownership of such shares will cause it and its affiliates to be deemed to beneficially own more than 9.9% of the total number of issued and outstanding Common Stock of the Issuer.

ADH has the sole voting and dispositive power with respect to all 4,455,748 shares of Common Stock beneficially owned by it.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 032683401

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2008
Date

ADH Ventures, LLC

/s/ Frank Guarino
Signature

Frank Guarino
Name/Title